Detica

2007 JUL 25 P 12:11

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

T +44 (0)1483 816000
F +44 (0)1483 816144

www.detica.com

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

07025544

Our ref: 007-EM100C269

18 July 2007

File no: 82-35012

SUPPL

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

17.07.07	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons. NOTE: There were four separate announcements. All attached.

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

John Woollhead

Company Secretary

PROCESSED
JUL 30 2007
THOMSON
FINANCIAL

Enc

dw 7/27

Company	Detica Group Plc
TIDM	DCA
Headline	Director/PDMR Shareholding
Released	16:04 17-Jul-07
Number	4010A

Detica

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

DETICA GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

JOHN WOOLLHEAD

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

12 JULY 2007

18. Period during which or date on which it can be exercised

13 JULY 2010 TO 12 JULY 2017

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

5,609 ORDINARY 2P SHARES GRANTED AS OPTIONS

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

OPTIONS £3.9225

22. Total number of *shares* or debentures over which options held following notification

OPTIONS 5,609

LTIPS 5,650

23. Any additional information

ALL AWARDS ARE SUBJECT TO PERFORMANCE CONDITIONS AS SET BY THE DETICA GROUP PLC REMUNERATION COMMITTEE

24. Name of contact and telephone number for queries

JOHN WOOLLHEAD 01483 816900

Name and signature of duly authorised officer of *issuer* responsible for making notification

JOHN WOOLLHEAD

Date of notification

17 JULY 2007

END
END

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Regulatory Announcement

Go to market news section

Free annual report

Detica

Company	Detica Group Plc
TIDM	DCA
Headline	Director/PDMR Shareholding
Released	15:57 17-Jul-07
Number	4007A

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

DETICA GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

COLIN EVANS

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

12 JULY 2007

18. Period during which or date on which it can be exercised

13 JULY 2010 TO 12 JULY 2017

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

10,198 ORDINARY 2P SHARES GRANTED AS OPTIONS

20,395 ORDINARY 2P SHARES GRANTED AS LTIPS

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

OPTIONS £3.9225

LTIPS £0.0200

22. Total number of *shares* or debentures over which options held following notification

OPTIONS 10,198

LTIPS 222,675

23. Any additional information

ALL AWARDS ARE SUBJECT TO PERFORMANCE CONDITIONS AS SET BY THE DETICA GROUP PLC REMUNERATION COMMITTEE

24. Name of contact and telephone number for queries

JOHN WOOLLHEAD 01483 816900

Name and signature of duly authorised officer of *issuer* responsible for making notification

JOHN WOOLLHEAD

Date of notification

17 JULY 2007

END
END

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Free annual report

Company	Detica Group Plc
TIDM	DCA
Headline	Director/PDMR Shareholding
Released	15:53 17-Jul-07
Number	4004A

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

DETICA GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

MANDY GRADDEN

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

JOHN WOOLLHEAD 01483 816900

Name and signature of duly authorised officer of *issuer* responsible for making notification

JOHN WOOLLHEAD

Date of notification

17 JULY 2007

END
END

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Company	Detica Group Plc
TIDM	DCA
Headline	Director/PDMR Shareholding
Released	15:51 17-Jul-07
Number	3999A

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

DETICA GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

TOM BLACK

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

12 JULY 2007

18. Period during which or date on which it can be exercised

13 JULY 2010 TO 12 JULY 2017

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

21,925 ORDINARY 2P SHARES GRANTED AS OPTIONS

43,850 ORDINARY 2P SHARES GRANTED AS LTIPS

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

OPTIONS £3.9225

LTIPS £0.0200

22. Total number of *shares* or debentures over which options held following notification

OPTIONS 21,925

LTIPS 306,350

23. Any additional information

ALL AWARDS ARE SUBJECT TO PERFORMANCE CONDITIONS AS SET BY THE DETICA GROUP PLC REMUNERATION COMMITTEE

24. Name of contact and telephone number for queries